Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Operations	4

Interim Statements of Changes in Shareholders' Equity	5

Interim Consolidated Statements of Cash Flows	6 - 7

Notes to Interim Consolidated Financial Statements	8 - 14

- - - - - - - - - - -

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,012	$26,283
Short term restricted cash	67	53
Bank deposits	65,785	105,750
Marketable securities	15,281	13,335
Trade receivables, net	5,418	7,395
Inventory	1,753	1,868
Prepaid expenses and other current assets	2,122	5,774
Total current assets	114,438	160,458

LONG-TERM ASSETS:
Marketable securities	1,227	4,813
Restricted deposits	2,539	2,623
Property and equipment, net	24,182	25,770
Operating lease right-of-use assets, net	24,358	25,486
Other long-term assets	82	84
Total long-term assets	52,388	58,776

Total assets	$166,826	$219,234

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,364	$8,036
Deferred revenues	462	6,949
Employees and payroll accruals	9,716	9,468
Accrued expenses and other current liabilities	7,400	8,743
Operating lease liabilities	4,048	4,034
Total current liabilities	27,990	37,230

LONG-TERM LIABILITIES:
Operating lease liabilities	26,006	28,475
Warrants liability	91	240
Total long-term liabilities	26,097	28,715

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value: Authorized: 500,000,000 shares as of June 30, 2024 and December 31, 2023; Issued and outstanding: 166,859,797 and 165,387,098 shares as of June 30, 2024 and December 31, 2023, respectively	-	-
Additional paid-in capital	799,332	788,577
Accumulated deficit	(686,593)	(635,288)
Total shareholders' equity	112,739	153,289

Total liabilities and shareholders' equity	$166,826	$219,234

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2024	2023

Revenues	$13,721	$2,476
Cost of revenues	(15,255)	(9,572)

Gross loss	(1,534)	(7,096)

Operating expenses:
Research and development	40,606	49,888
Sales and marketing	4,116	4,620
General and administrative	10,233	9,169

Total operating expenses	54,955	63,677

Operating loss	(56,489)	(70,773)

Financial income, net	5,261	5,267

Loss before taxes on income	(51,228)	(65,506)
Taxes on income	(77)	(468)

Net loss	$(51,305)	$(65,974)

Basic and diluted net loss per ordinary share	$(0.31)	$(0.48)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	166,095,197	136,640,997

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

					Total
	Ordinary Shares		Additional	Accumulated	Shareholders’
	Number	Amount	Paid-in Capital	Deficit	Equity

Balance as of January 1, 2023	136,185,264	$-	$703,851	$(511,834)	$192,017
Reclassification of warrants liability to equity	-	-	8	-	8
Exercise of shares options	289,851	-	232	-	232
Vesting of RSUs	661,280	-	-	-	-
Share-based compensation	-	-	10,443	-	10,443
Net Loss	-	-	-	(65,974)	(65,974)

Balance as of June 30, 2023	137,136,395	$-	$714,534	$(577,808)	$136,726

Balance as of January 1, 2024	165,387,098	$-	$788,577	$(635,288)	$153,289
Exercise of shares options	277,507	-	152	-	152
Vesting of RSUs	1,195,192	-	-	-	-
Share-based compensation	-	-	10,603	-	10,603
Net Loss	-	-	-	(51,305)	(51,305)

Balance as of June 30, 2024	166,859,797	$-	$799,332	$(686,593)	$112,739

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2024	2023
Cash Flows from Operating Activities:

Net loss	$(51,305)	$(65,974)

Adjustments required to reconcile net loss to net cash used in Operating Activities:

Depreciation and amortization	4,036	2,954
Remeasurement of warrants liability	(149)	(245)
Change in accrued interest on bank deposits	(465)	455
Change in marketable securities	(259)	(237)
Share-based compensation	11,145	10,443
Foreign exchange loss, net	124	65
Change in prepaid expenses and other assets	3,153	1,014
Change in trade receivables, net	1,977	(620)
Change in inventory	115	(348)
Changes in operating lease assets and liabilities, net	(1,327)	202
Change in trade payables	(2,247)	(134)
Change in accrued expenses and other liabilities	(1,187)	110
Change in employees and payroll accruals	248	686
Change in deferred revenues	(6,487)	197

Net cash used in operating activities	(42,628)	(51,432)

Cash flows from investing activities:

Purchase of property and equipment	(2,029)	(5,136)
Investment in bank deposits	(15,500)	(62,000)
Withdrawal of bank deposits	56,000	79,500
Investment in restricted deposits	(67)	(40)
Investment in marketable securities	(14,795)	(23,004)
Proceeds from sales and maturities of marketable securities	16,694	40,285

Net cash provided by investing activities	$40,303	$29,605

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2024	2023
Cash flows from financing activities:

Proceeds from exercise of options	111	227

Net cash provided by financing activities	111	227

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(43)	29

Decrease in cash, cash equivalents and restricted cash	(2,257)	(21,571)
Cash, cash equivalents and restricted cash at the beginning of the period	26,336	55,954

Cash, cash equivalents and restricted cash at the end of the period	$24,079	$34,383

Supplementary disclosure of cash flows activities:

(1) Cash paid during the period for:

Income taxes	$129	$255

(2) Non-cash transactions:

Purchase of property and equipment	$1,250	$564
Reclassification of warrants liability to equity	$-	$8
Exercise of options	$41	$5
Right-of-use assets recognized with corresponding lease liabilities	$-	$749

(3) Cash, cash equivalents and restricted cash at the end of the period:

Cash and cash equivalents	$24,012	$34,331
Short-term restricted cash	67	52

	$24,079	$34,383

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Innoviz Technologies Ltd. and its subsidiaries (the “Company” or “Innoviz”) is a Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception solutions that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. The Company provides a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to passenger cars and other relevant markets, such as robotaxis, shuttles, delivery vehicles and trucks. The Company operates as a single operating segment.

b.	The Company was incorporated on January 18, 2016, under the laws of the state of Israel.

c.
On December 10, 2020, the Company entered into definitive agreements in connection with a merger (the “Transactions”) with Collective Growth Corporation (“Collective Growth”), a special purpose acquisition company, that resulted in Collective Growth becoming a wholly owned subsidiary of the Company upon the consummation of the Transactions on April 5, 2021 (the “Closing Date”).

The Company's ordinary shares and warrants were listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW,” respectively, on April 5, 2021.

d.
As of June 30, 2024, the Company’s principal source of liquidity includes its cash and cash equivalents in the amount of $24,012, bank deposits in the amount of $65,785 and marketable securities in the amount of $16,508, which is sufficient to finance its business plan for at least the next 12 months from the date these financial statements are issued. As the Company achieves further commercial success, it may need to obtain additional funding to support its continuing operations. If the Company is unable to raise capital when and if needed, it may need to reduce or eliminate some of its research and development programs.

e.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these interim consolidated financial statements, the war in Israel is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the interim consolidated financial statements, including related significant estimates made by management, for the period ended June 30, 2024.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2024, the interim consolidated statements of operations and the interim consolidated statements of cash flows for the six months ended June 30, 2024 and 2023, as well as the interim statement of changes in shareholders’ equity for the six months ended June 30, 2024 and 2023, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of the Company’s financial position as of June 30, 2024, as well as its results of operations and cash flows for the six months ended June 30, 2024 and 2023. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for other interim periods or for future years.

b.	Significant accounting policies

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2024.

There have been no changes to the significant accounting policies described in the 2023 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

c.	Use of estimates:

The preparation of interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include inventory reserves and useful lives of property, plant, and equipment. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

d.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities, bank deposits and restricted deposits.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with major banks in Israel. The Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

Trade receivables of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company invests in marketable securities with an average credit rating of “A” and a maturity of up to three years. The Company’s investment policy is not to invest more than 5% of its investment portfolio in a single security at time of purchase.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	INVENTORY

Inventory is comprised of the following:

	June 30,	December 31,
	2024	2023

Raw materials	$396	$640
Work in process	289	803
Finished goods	1,068	425

	$1,753	$1,868

NOTE 4:-	REVENUE RECOGNITION

During the six months ended June 30, 2024, the Company recognized revenue at a point in time of $10,405 for application engineering services, after receiving customer acceptance. The Company did not recognize revenue related to application engineering services during the six months ended June 30, 2023.

Deferred Revenues

During the six months ended June 30, 2024, the Company recognized $6,583 that was included in deferred revenues balance at December 31, 2023.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of application engineering services revenues not yet rendered. As of June 30, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $1,040 (out of which none is recorded as deferred revenues), which the Company expects to recognize as revenues within the next 12 months.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS

The below tables set forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2024 and December 31, 2023 by level within the fair value hierarchy.

	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$16,508	$-	$16,508

Total financial assets	$-	$16,508	$-	$16,508

Liabilities:
Warrants (1)	$-	$-	$91	$91

Total financial liabilities	$-	$-	$91	$91

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$18,148	$-	$18,148

Total financial assets	$-	$18,148	$-	$18,148

Liabilities:
Warrants (1)	$-	$-	$240	$240

Total financial liabilities	$-	$-	$240	$240

(1)
As part of the Transactions (see Note 1c), the Company assumed a derivative warrants liability related to previously issued private placement warrants in connection with Collective Growth’s initial public offering. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which is considered a Level 3 fair value measurement. The warrants are measured at each reporting period, with changes in fair value recognized in financing income, net.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The change in the fair value of the derivative private warrants liability is summarized as follows:

	Six Months Ended June 30,
	2024	2023
Balance as of January 1	$240	$720
Change in fair value of warrants liability	(149)	(245)
Reclassification of warrants liability to equity	-	(8)
Balance as of June 30	$91	$467

The estimated fair value of the private placement warrant derivative liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes option pricing model are assumptions related to expected share price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its private warrants based on implied volatility of the publicly traded warrants and the historical volatility of the company’s share price and of a selected peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve as of the valuation date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates remaining at zero. The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	June 30,	December 31,
	2024	2023
Fair value determined per warrant	$0.20	$0.53
Expected volatility	140%	95%
Expected annual dividend yield	0%	0%
Expected term (years)	1.8	2.3
Risk-free rate	4.8%	4.2%

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

Legal proceedings:

On March 28, 2024, a putative class action lawsuit was filed in the Delaware Court of Chancery against several former officers and directors of Collective Growth (the “Defendants”) which relates to events preceding the Transactions. Under the Transactions agreements, the Company may be required to honor all rights to indemnification or exculpation existing in favor of the directors and officers of Collective Growth, as were in effect prior to the Closing Date, solely with respect to any matters occurring on or prior to the Closing Date. The lawsuit generally alleges that the Defendants impaired Collective Growth’s public stockholders’ ability to exercise their redemption on an informed basis in connection with the Transactions, by failing to disclose material information in the proxy statement concerning the Defendants’ interests relating to the Transactions and the net cash per share that Collective Growth could contribute to the Transactions. The lawsuit asserts claims for breach of fiduciary duty and unjust enrichment.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

On June 21, 2024, the Defendants’ legal counsel filed a motion to dismiss. Briefing on the motion to dismiss is scheduled to be completed on September 6, 2024. The Defendants intend to vigorously defend against the claim.

As of the date hereof, the Company, with advice of its legal counsel, is unable to estimate the likelihood of an outcome, favorable or unfavorable to the Company. Hence, an estimated liability has not been recorded in the interim consolidated financial statements.

Other than noted above, the Company is currently not part, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company's business, financial position, results of operations or cash flows.

NOTE 7:-	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Six Months Ended June 30,
	2024	2023

Numerator:

Net Loss	$(51,305)	$(65,974)

Denominator:

	166,095,197	136,640,997

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 22,294,103 outstanding options to purchase Ordinary Shares and unvested RSUs as of June 30, 2024.

b.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 20,866,559 outstanding options to purchase Ordinary Shares and unvested RSUs as of June 30, 2023.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GEOGRAPHIC AND CUSTOMER INFORMATION

a.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Six Months Ended June 30,
	2024	2023

Europe, Middle East and Africa (*)	$13,181	$1,640
North America (**)	451	576
Asia Pacific	89	260

	$13,721	$2,476

(*)	Includes revenues from Germany in the amount of $12,450 and $1,500 for the six months ended June 30, 2024 and 2023, respectively.

Includes revenues from Israel in the amount of $731 and $18 for the six months ended June 30, 2024 and 2023, respectively.

(**)	Includes revenues from United States only.

b.	Concentration of credit risk from major customers:

As of June 30, 2024, Customer A accounted for approximately 73% of the Company’s trade receivables.

As of December 31, 2023, Customer B accounted for approximately 91% of the Company’s trade receivables.